

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
111 West Ocean Blvd, 4th Floor
Long Branch, CA 90802

> **RE:** **Bioshaft Water Technology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 5, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed August 11, 2014**
> **File No. 0-52393**

Dear Mr. Yassine:

We issued comments to you on the above captioned filing on August 13, 2014. As of the date of this letter, these comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 3, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3733 if you have any questions.

Sincerely,

/s/ Ernest Greene

Ernest Greene
Staff Accountant